                                                                    EXHIBIT 99.2


                                                                    NEWS RELEASE

[CELERIS CORPORATION LETTERHEAD]




CONTACT: PAUL R. JOHNSON
         CHIEF FINANCIAL OFFICER
         (615) 341-0223


                           CELERIS CORPORATION REPORTS
                             SECOND QUARTER RESULTS

NASHVILLE, Tennessee (July 26, 2000) -- Celeris Corporation (Nasdaq/NM:CRSC), a provider of specialty clinical research services to pharmaceutical, medical device and biotechnology companies, today announced results from operations for the second quarter and six months ended June 30, 2000.

         Revenues for the second quarter ended June 30 , 2000, were $2.86 million, a 19% increase over revenues of $2.40 million in the second quarter of 1999. Loss from continuing operations for the quarter was $994,000, or $0.32 per diluted share, compared with a loss from continuing operations of $1.04 million, or $0.33 per diluted share, in the prior year period. The Company also announced a backlog of projects for clinical studies management, data management and clinical monitoring services presently valued at approximately $4.5 million. Backlog is in addition to the Company's regulatory consulting business, which has historically generated approximately $1.0 million in revenue per quarter.

         Revenues for the six months ended June 30 , 2000, were $5.65 million, a 30% increase over revenues of $4.33 million in the first half of 1999. Loss from continuing operations for the six months was $1.84 million, or $0.59 per diluted share, compared with a loss from continuing operations of $2.23 million, or $0.71 per diluted share, in the prior year period.

         Barbara A. Cannon, president and chief executive officer of Celeris Corporation, said, "Our results for the second quarter reflect increases in both volume of revenue and number of clients served. We believe we will sustain this level of revenue production into the second half of 2000, all the while actively seeking new opportunities to expand our revenue base and portfolio of device and pharmaceutical clients."

         Ms. Cannon added, "Our Internet-based data management tools are in the late stages of development, and we expect to begin beta-testing these tools with our active clients soon. A prototype version is now being used in demonstration with prospective clients and has been well received."


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CRSC Reports Second Quarter Results
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July 26, 2000

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         In addition, on July 25, 2000, the Minnesota Supreme Court denied the
Company's petition for review of the Minnesota Court of Appeals' decision related to the Company's directors and officers insurance policies. The Court of Appeals decision held that the Company's insurance policies did not cover expenses and monetary liabilities associated with the Company's pending securities litigation. There are no further appeals available to the Company.

         A listen-only simulcast of Celeris' second quarter conference call will be available online at www.celeriscorp.com or www.streetevents.com, www.streetfusion.com or www.vcall.com on July 27, 2000, beginning at 11:00 a.m. Eastern time. The online replay will follow approximately two hours later and continue for 30 days.

         Celeris Corporation is a provider of specialty clinical research services and information technology services that expedite and streamline the clinical trial and regulatory submission process for pharmaceutical, medical device and biotechnology manufacturers.

         This press release may contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements of intent, belief or current expectations of Celeris Corporation and its management. Such forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the results discussed in the forward-looking statements. Risks and uncertainties that may cause such differences include, but are not limited to the uncertainty of market acceptance of the Company's new clinical research services; changes in the Company's backlog including potential cancellation, delay or change in the scope of client contracts for clinical research services; the Company's dependence on a single client for a material portion of the Company's revenues; the timing of the development of the Company's Internet capabilities, and the related market acceptance thereof; and other risk factors detailed in the Company's Securities and Exchange Commission filings, including the Company's Form 10-K for the year ended December 31, 1999.


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CRSC Reports Second Quarter Results
Page 3
July 26, 2000

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                      CELERIS CORPORATION AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)

                                               Three Months Ended            Six Months Ended
                                                     June 30,                     June 30,
                                           --------------------------    --------------------------
                                               2000           1999           2000           1999
                                           -----------    -----------    -----------    -----------
Revenue                                    $     2,859    $     2,399    $     5,648    $     4,332
Cost of sales                                    1,897          1,644          3,854          3,017
                                           -----------    -----------    -----------    -----------
Gross Profit                                       962            755          1,794          1,315
Operating expenses                               2,044          1,930          3,821          3,859
                                           -----------    -----------    -----------    -----------
Income (loss) from operations                   (1,082)        (1,175)        (2,027)        (2,544)
Interest income, net                                88            139            187            309
                                           -----------    -----------    -----------    -----------
Income (loss) from continuing operations          (994)        (1,036)        (1,840)        (2,235)

Gain (loss) on disposal of
    discontinued operations                         --            200             --            400
                                           -----------    -----------    -----------    -----------
Net income (loss)                          $      (994)   $      (836)   $    (1,840)   $    (1,835)
                                           ===========    ===========    ===========    ===========
Basic and diluted income (loss)
 per common share:(1)
    Continuing operations                  $     (0.32)   $     (0.33)   $     (0.59)   $     (0.71)
    Discontinued operations                         --           0.06             --           0.13
                                           -----------    -----------    -----------    -----------
                                           $     (0.32)   $     (0.27)   $     (0.59)   $     (0.58)
                                           ===========    ===========    ===========    ===========
Basic and diluted weighted average
    shares outstanding(1)                    3,129,978      3,134,883      3,127,196      3,137,333

(1)Adjusted to reflect a reverse three-for-one stock split on July 29, 1999.


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CRSC Reports Second Quarter Results
Page 4
July 26, 2000

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                      CELERIS CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Dollars In thousands)

                                                             June 30,    Dec. 31,
                                                               2000        1999
                                                             --------    --------
                                     ASSETS

Current Assets:
    Cash, cash equivalents, restricted cash, and
       short-term investments                                $  5,744    $  8,965
    Accounts receivable, net of allowance of
      $513 and $343, respectively                               3,413       1,774
    Other current assets                                          393       1,052
                                                             --------    --------
           Total current assets                                 9,550      11,791
Net furniture, fixtures and equipment                           1,545       1,388
                                                             --------    --------
           Total Assets                                      $ 11,095    $ 13,179
                                                             ========    ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
    Accounts payable and accrued expenses                    $    808    $  1,068
    Deferred revenue and payables                                 453         446
    Accrued compensation                                          156         453
    Current portion of capital lease obligation                   118          --
    Net current liabilities of discontinued operations          1,091       1,196
                                                             --------    --------
           Total current liabilities                            2,626       3,163

Long-term portion of capital lease obligation                     186          --

Shareholders' Equity:
    Common stock, $0.01 par value - 13,511,111 shares
      authorized; and 3,178,655 and 3,119,646 shares
      issued and outstanding, respectively                         32          31
    Additional paid-in capital                                 67,623      67,518
    Accumulated deficit                                       (59,372)    (57,533)
                                                             --------    --------
           Total shareholders' equity                           8,283      10,016
                                                             --------    --------
           Total Liabilities and Shareholders' Equity        $ 11,095    $ 13,179
                                                             ========    ========

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